

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

July 31, 2009

Mr. D. Mark Bristow
Chief Executive Officer
Randgold Resources Limited
La Motte Chambers
La Motte Street
St. Helier, Jersey, JE1 1BJ
Channel Islands

> **Re:** **Randgold Resources Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed May 15, 2009**
> **File No. 000-49888**

Dear Mr. Bristow

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2008

Note 21. Fair Value of Financial Instruments, page F-37

1.   We note your disclosure here and on page 104 with regard to the roll forward of
        your cash flow hedges. Please clarify how your accounting for the roll forward of
        the cash flow hedges complies with IAS 39. In this respect, explain how you
        determined that it was appropriate to record the profits/losses from the cash flow
        hedges in the income statement at the original designation date, how you have
        accounted for the hedges between the time of the original designation date and
        rolled forward settlement date and the settlement of the rolled forwarded hedges
        resulted in a gain in fiscal year 2009. As part of your response, explain the reason
        that you and the counterparty rolled forward the cash flow hedges and whether
        the counterparty received any additional consideration from the roll forward of
        the hedges.

Exhibits 12.2 and 13.2

2.   Mr. Shuttleworth's title is stated as "Financial Director" in Exhibit 12.2, "Finance
        Director" in Exhibit 13.2, and "Chief Financial Officer" elsewhere in the filing.
         In future filings, please ensure that the correct title of your principal financial
        officer is consistently reflected throughout the filing and the certifications.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bob Carroll at (202) 551-3362, or Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact Tracey McNeil at (202) 551-3392, Mike Karney at (202) 551-3847, or me at (202) 551-3745 with any other questions.

Sincerely,

/s/ H. Roger Schwall

 H. Roger Schwall
Assistant Director